UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report: September 8, 2021

ROTOR ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39897	85-2838301
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

The Chrysler Building 405 Lexington Avenue New York, New York	10174
(Address of principal executive offices)	(Zip Code)

(212) 818-8800

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable warrant	ROT.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	ROT	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	ROT WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On September 8, 2021, the Company notified the New York Stock Exchange (the “NYSE”) of its intent to transfer the listing of its Class A common stock, par value $0.0001 per share (the “Common Stock”) and warrants to acquire Common Stock (“Warrants”), from the NYSE to The Nasdaq Stock Market LLC (“Nasdaq”) in connection with its pending business combination with Sarcos Corp. (“Sarcos”, and such transaction, the “Business Combination”). The last day of trading on the NYSE is expected to be on or about September 24, 2021. The Company’s units will automatically be separated into their underlying shares of Common Stock and Warrants in connection with the consummation of the Business Combination and will not be listed following the consummation thereof.

The disclosure set forth in Item 8.01 of this Current Report on Form 8-K relating to the issuance of a press release is incorporated by reference into this Item 3.01.

Item 8.01 Other Events.

On September 8, 2021, the Company issued a press release reminding stockholders to vote “FOR” the Business Combination. The press release also noted the pending transfer of the listing of the Common Stock and Warrants from the NYSE to Nasdaq in connection with the Business Combination. A copy of the press release is attached as Exhibit 99.1 and incorporated by reference herein.

Additional Information

In connection with the potential business combination (the “Potential Business Combination”) between Rotor Acquisition Corp. (“Rotor”) and Sarcos Corp. (“Sarcos”), Rotor has filed with the U.S. Securities and Exchange Commission (“SEC”) a definitive proxy statement on August 6, 2021 (as further supplemented by the supplement to the definitive proxy statement filed on August 30, 2021, the “proxy statement”). This Current Report on Form 8-K does not contain all the information that should be considered concerning the Potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Potential Business Combination. Rotor’s shareholders and other interested persons are advised to read the proxy statement and other documents filed in connection with the Potential Business Combination, as these materials will contain important information about Rotor, Sarcos and the Potential Business Combination.  The proxy statement and other relevant materials for the Potential Business Combination were mailed to shareholders of Rotor as of August 2, 2021, the record date established for voting on the Potential Business Combination. Shareholders will also be able to obtain copies of the proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Rotor Acquisition Corp. 405 Lexington Avenue, New York, New York 10174.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Rotor and its directors and executive officers may be deemed participants in the solicitation of proxies from Rotor’s shareholders with respect to the Potential Business Combination. A list of the names of those directors and executive officers and a description of their interests in Rotor is contained in the proxy statement and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Rotor Acquisition Corp. 405 Lexington Avenue,  New York, New York 10174. Additional information regarding the interests of such participants is contained in the proxy statement.

Sarcos and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Rotor in connection with the Potential Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Potential Business Combination are included in the proxy statement.

Forward-Looking Statements

All statements in this Current Report on Form 8-K other than statements of historical fact, including, but not limited to, statements regarding Sarcos’ future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Sarcos’ strategy, and expectations related to the terms and timing of the transaction. These forward-looking statements are based upon Sarcos management’s current expectations, assumptions and estimates as of the date of this Current Report on Form 8-K and are not guarantees of future results or the timing thereof. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, assurance, prediction or definitive statement of fact or probability. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties, including, but not limited to, risks and uncertainties related to the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination, and the failure to realize the anticipated benefits of the Potential Business Combination; Sarcos’ ability to execute on its business strategy, ability to attract and retain customers, ability to develop new products and services and enhance existing products and services, ability to respond rapidly to emerging technology trends, ability to compete effectively and ability to manage growth; the duration and global impact of COVID-19; the number of redemption requests made by Rotor’s public stockholders and the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the Potential Business Combination or in the future; other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the proxy statement and other documents of Rotor filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Rotor nor Sarcos presently know of that Rotor and Sarcos currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Rotor’s and Sarcos’ expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Rotor and Sarcos anticipate that subsequent events and developments will cause Rotor’s and Sarcos’ assessments to change.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release, dated September 8, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 8, 2021

ROTOR ACQUISITION CORP.

By:	/s/ Amy Salerno
Name:	Amy Salerno
Title:	Chief Financial Officer

Exhibit 99.1

Rotor Acquisition Corp. Reminds Stockholders to Vote “FOR” Business Combination with Sarcos Corp. at Special Meeting of Stockholders

Following Closing, the Combined Company Will De-list from The New York Stock Exchange and Trade on Nasdaq under the “STRC” and “STRCW” Ticker Symbols

NEW YORK – September 8, 2021 – Rotor Acquisition Corp. (the “Company” or “ROT”) (NYSE: ROT.U, ROT, and ROT WS), a special purpose acquisition company, today reminds stockholders to vote “FOR” the business combination with Sarcos Corp. (“Sarcos”) and the related proposals at the special meeting of stockholders scheduled for September 15, 2021 (the “Special Meeting”).

Upon closing of the business combination, the Company will change its name to “Sarcos Technology and Robotics Corporation,” and intends to transfer the listing of its Class A common stock, par value $0.0001 per share (the “Common Stock”) and publicly-traded warrants to acquire Common Stock (“Warrants”), from the New York Stock Exchange (the “NYSE”) to The Nasdaq Stock Market LLC (“Nasdaq”) following the anticipated closing of the business combination.

Trading of the Common Stock and Warrants is currently expected to begin on Nasdaq on or about September 27, 2021, under the new ticker symbols “STRC” and “STRCW,” respectively. Until the business combination is complete, the Company’s Common Stock, Warrants, and units will continue to trade under the ticker symbols “ROT,” “ROT WS,” and “ROT.U,” respectively on the NYSE. The Company’s units will automatically be separated into their underlying shares of Common Stock and Warrants in connection with the consummation of the Business Combination and will not be listed following the consummation thereof.

The decision to transfer listings to Nasdaq was made in consideration of the business combination and enables the post-business combination company to be listed alongside other innovative companies on Nasdaq. Following the closing of the business combination, the Company will delist its Common Stock, Warrants, and units from the NYSE. The Nasdaq listing and NYSE delisting are subject to the closing of the business combination, including approval by its stockholders at the Special Meeting and fulfillment of all Nasdaq listing requirements.

As previously announced, the Company will hold the Special Meeting via live audio webcast at https://www.cstproxy.com/rotoracquisition/2021 on September 15, 2021, at 10:00 a.m. Eastern Standard Time for its stockholders of record at the close of business on August 2, 2021, to vote on the proposed business combination, among other things. A supplement to the definitive proxy statement with respect to the business combination, together with a proxy card for voting, has been mailed to the Company’s stockholders. Stockholders are encouraged to attend the Special Meeting and to vote as soon as possible by signing, dating, and returning the proxy card enclosed with the proxy statement supplement filed with the U.S. Securities and Exchange Commission (“SEC”) on August 30, 2021, and mailed to stockholders of record on or about August 30, 2021. If you have any questions, please contact Morrow Sodali, the Company’s proxy solicitor, at (800) 662-5200. For banks and brokers, please call (203) 658-9400.

No action is required by existing Company stockholders with respect to the ticker symbol or exchange listing change.

About Rotor Acquisition Corp.

With approximately 100 years of combined experience in investing and managing capital across markets and industries, structuring transactions, and building businesses and led by Chief Executive Officer Brian Finn, Chairman of the Board Stefan M. Selig, and Director John D. Howard, Rotor Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with potential target companies with certain industry and business characteristics within the areas of disruptive consumer and industrial technologies. For more information, please visit www.rotoracquisition.com.

About Sarcos Robotics

Sarcos Robotics is a leader in industrial robotic systems that augment human performance by combining human intelligence, instinct, and judgment with the strength, endurance, and precision of machines to enhance employee safety and productivity. Leveraging more than 30 years of research and development, Sarcos’ mobile robotic systems, including the Guardian® S, Guardian® GT, Guardian® XO®, and Guardian® XT™, are designed to revolutionize the future of work wherever physically demanding work is done. Sarcos is based in Salt Lake City, Utah, and backed by Caterpillar Venture Capital Inc., Delta Air Lines, GE Ventures, Microsoft, and Schlumberger. For more information, please visit www.sarcos.com and the Sarcos investor relations website.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Rotor’s and Sarcos’ expectations or predictions of future business performance or conditions, Sarcos’ product roadmap, including the expected timing of commercialization or new product releases and the expected capabilities of products currently in development. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements, including risks related to Sarcos’ ability to execute on its business strategy, attract and retain users, develop new offerings. These forward-looking statements are based on Sarcos’ management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and Sarcos is not under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Rotor has filed or will file from time to time with the SEC. In addition to factors previously disclosed in Rotor’s reports filed with the SEC and those identified in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the potential business combination, including the risk that any required regulatory approvals or stockholder approvals of Rotor are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the potential business combination; Sarcos’ ability to execute on its business strategy, develop new products and services and enhance existing products and services; ability to respond rapidly to emerging technology trends; ability to compete effectively and manage growth and costs; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Rotor’s definitive proxy statement filed with the SEC on August 6, 2021 and other documents of Rotor filed, or to be filed, with SEC.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management,” which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. The documents filed by Rotor with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Rotor upon written request to Rotor Acquisition Corp., The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Contact:

Sarcos Robotics

Ben Mimmack

Director of Investor Relations

(801) 419-0438

pr@sarcos.com
ir@sarcos.com

MZ Group

Chris Tyson

Executive Vice President

MZ Group – MZ North America

(949) 491-8235

STRC@mzgroup.us

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